Exhibit 99.1

LIST OF SELLING SHAREHOLDERS

Shareholder	Relationship to Company	Offering	Number of Shares owned Before Offering	Number of Shares after Offering *
Friction & Heat LLC	N/A	2,500,000	2,500,000	0
Hollis Capital Services LLC	N/A	2,500,000	2,500,000	0
Henrietta Point LLC	N/A	2,000,000	2,000,000	0
Norman Law Firm PLC	Counsel to the Company	1,400,000	1,400,000	0
TJC Consulting, LLC	N/A	1,400,000	1,400,000	0
Ridolfo Brown	N/A	1,022,000	1,022,000	0
Eddie R. Cheeks, M.D., P.C.	Greater than 5% shareholder	800,000	800,000	0
The Cheeks Agency, Inc.	Greater than 5% shareholder	800,000	800,000	0
Harold Woolfolk	Board Member	500,000	500,000	0
Michael Premazon	N/A	200,000	200,000	0
Oudray Hervey	N/A	125,000	125,000	0
Joel Bellot	N/A	100,000	100,000	0
Natasha Cleveland	N/A	75,000	75,000	0
Ricco Brown	N/A	64,000	64,000	0
Vincent Brown	N/A	64,000	64,000	0
Total		13,550,000	13,550,000	0

*Assumes all shares are sold in the offering.